Exhibit 99.1

For Immediate Release

NORSAT ANNOUNCES INTENT TO CROSS LIST ON NYSE MKT AND SHARE CONSOLIDATION

Vancouver, British Columbia – January 19, 2015 -- Norsat International Inc. (“Norsat” or “the Company”) (TSX: NII and OTC BB: NSATF), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications, today announced that it has received clearance from NYSE Regulation, Inc. on behalf of NYSE MKT LLC to file an Original Listing Application (the “application”) to list the Company’s common shares (the “Common Shares”) on the NYSE MKT. Following the filing and acceptance of the application and meeting the NYSE MKT’s minimum trading price requirement, it is expected that Norsat will have the opportunity to begin trading on the NYSE MKT.

Dr. Amiee Chan, chief executive officer of Norsat International, commented, “Norsat has made considerable progress over the last number of years to transition the company to a leadership position within the highly specialized communications marketplace in which we operate. We continue to stay at the forefront of product innovation, and have effectively supplemented our internal growth with strategic acquisitions which has led to consistent profitability over the last 8 years. A listing on the NYSE MKT will enhance our visibility, particularly in the United States, where more than half of our revenues are derived from. We are excited about this next stage of development for Norsat as we believe a listing on the NYSE MKT is a key component to enhance shareholder value going forward.”

In connection with its application to list on the NYSE MKT and its minimum trading price requirements, the Company will complete a consolidation of its Common Shares on the basis of ten pre-consolidation Common Shares for each one post consolidation common share (the “Consolidation”). The Consolidation will result in the approximately 58,316,532 Common Shares currently issued and outstanding being reduced to approximately 5,831,653 Common Shares on a post-consolidated basis. No fractional Common Shares will be issued in connection with the Consolidation. Any fractional shares that result from the Consolidation will be rounded to the nearest whole number.

The Company’s Common Shares will continue to trade on the Toronto Stock Exchange (the “TSX”) under the symbol “NII” on a post-consolidated basis under the new CUSIP number 656512209. The Common Shares will commence trading on the TSX on a post consolidated basis on January 21, 2015.

Letters of transmittal with respect to the Consolidation were mailed to all registered shareholders of the Company on or around January 16, 2015. All registered shareholders will be required to send their respective certificates representing the pre-consolidated Common Shares along with a properly executed letter of transmittal to the Company’s transfer agent, Computershare Investor Services Inc., in Toronto, Ontario, all in accordance with the instructions provided in the letter of transmittal.

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications. Norsat’s products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

Forward Looking

The discussion and analysis of this news release contains forward-looking statements concerning anticipated developments in Norsat’s operations in future periods, the adequacy of its financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about Norsat’s market opportunities, strategies, competition, expected activities and expenditures as it pursues its business plan, the adequacy of available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or anticipated developments will be realized. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this news release and Norsat assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by law.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin

President & CEO	Chief Financial Officer

Tel: 604 821-2800	Tel: 604 821-2800

Email: achan@norsat.com	Email: achin@norsat.com

Robert Blum, Adam Lowensteiner and Joe Diaz

Lytham Partners, LLC

Tel: 602-889-9700 (Phoenix)

Tel: 646-829-9700 (New York)

Email: norsat@lythampartners.com